Aurora Technology Acquisition Corp.

4 Embarcadero Center

Suite 1449

San Francisco, CA 94105

Telephone: (650) 550-0458

February 3, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549-3010

Attn:	Victor Rivera Melendez

Re:	Aurora Technology Acquisition Corp. Registration Statement on Form S-1 File No. 333-261753	Acceleration Request Requested Date: February 7, 2022 Requested Time: 9:00 A.M. Eastern Time (or as soon thereafter as possible)

Dear Mr. Melendez:

Aurora Technology Acquisition Corp. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Ilan Katz of Dentons US LLP, counsel to the Company, at (212) 768-6700.

Sincerely,

AURORA TECHNOLOGY ACQUISITION CORP.

By:	/s/ Zachary Wang
Name:	Zachary Wang
Title:	Chief Executive Officer

cc:	Ilan Katz, Esq. Dentons US LLP